DYNASTY GAMING UPDATES SHAREHOLDERS

Montréal, Canada…18 March 2008… Dynasty Gaming Inc. [TSXV: “DNY”, OTCBB: “DNYFF”] (Dynasty) is pleased to provide the following update for its shareholders. As a follow-up to its Press Release, dated 12th December, 2007 and as previously stated by Dynasty CEO, Albert Barbusci, the proposed transactions were subject to a full due diligence investigation in order to ensure that the structure of the resulting issuer would be appropriate for our business objectives, and that all of the requirements set out in the letter of intent were met.

The closing of the acquisition, as contemplated by the letter of intent, including, without limitation, the closing of the proposed US$30 million concurrent financing, and provided all necessary conditions have been met, will be within 3 days following the later of: (i) the meeting of the shareholders of Dynasty approving the transaction, and (ii) the final approval of the TSX Venture Exchange.

The Annual and Special Meeting of Shareholders is being planned for April 2008. The draft management information circular containing a detailed description of the proposed transactions has been delivered to the TSX Venture Exchange for their review and conditional acceptance.  A definitive date for the meeting will be set as soon as Dynasty receives the conditional acceptance of the TSX Venture Exchange.

At the meeting, Dynasty shareholders will be asked to approve, among others, special resolutions authorizing an amendment to the Articles of the corporation so as to change the name of the corporation, to consolidate the issued and outstanding common shares of the corporation on the basis of one common share for every 23.0869 common shares issued and outstanding, to provide that future meetings of shareholders may be held outside of Canada in either of the People’s Republic of China or the United States of America, and the resolution authorizing the corporation to proceed with the acquisition.

Mr. Barbusci made the following statement: “Now that we have completed our due diligence, we have set March 31st as the start date for the financing road show. With support from our agent, CRT Capital Group, we expect to attract investment from both large and medium-sized US-based institutional investors”.

The proposed acquisition is being reviewed by the TSX Venture Exchange. A halt in trading of Dynasty’s common shares will continue during this review process. At this time, the corporation cannot estimate how long the halt will remain in effect, however, Dynasty is committed to updating its shareholders as to the status of the proposed acquisition and concluding the acquisition in a timely fashion.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; the existence of undetected errors or similar problems in our products; our ability to manage our growth; our ability to compete successfully; potential liabilities; maintaining our intellectual property rights and litigation involving intellectual property rights; our dependence on the expertise of our key personnel; and our access to sufficient capital to fund our future requirements. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Dynasty or persons acting on our behalf are expressly qualified in their entirety by this notice. Other than as may be required by applicable laws, we disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX Venture Exchange has in no way passed upon the merits of the proposed acquisition and has neither approved nor disapproved of the contents of this Press Release.

Completion of this proposed transaction is subject to a number of conditions, including Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with this transaction, any information released or received with respect to the acquisition may not be accurate or complete and should not be relied upon. Trading in the securities of Dynasty should be considered highly speculative.

For additional information, contact:

Mr. Albert Barbusci, CEO

Dynasty Gaming Inc.

Montreal, Quebec, Canada

(514) 288-0900 ext. 224